Exhibit 11.1

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

The following information sets forth the computation of basic and diluted net increase in stockholders’ equity per share resulting from operations for the period April 1, 2009 through March 31, 2010

Numerator for increase in net assets per share:	$263,289,865
Denominator for basic and diluted weighted average shares:	159,368,701
Basic and diluted net increase in stockholders’ equity per share resulting from operations:	$1.65